UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual General Meeting Results

On November 29, 2023, Iris Energy Limited (the “Company”) held its Annual General Meeting of Shareholders.

The final results of the resolution submitted to a vote of the shareholders is as follows:

Resolution 1: Appointment of Director

Our shareholders passed the resolution confirming the appointment of Ms Sunita Parasuraman as a director of the Company, which occurred on July 18, 2023, in accordance with clause 4.3 of the Company’s constitution (as set out in the Notice of Meeting).

The following table sets forth the vote of the registered shareholders at the Meeting with respect to the appointment of Ms Sunita Parasuraman:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
99.82%	0.09%	0.09%	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Iris Energy Limited

Date: December 7, 2023	By:	/s/ Will Roberts
Will Roberts
Co-Chief Executive Officer and Director